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mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

March 2, 2010

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C.   20549

Re:	ML Select Futures I L.P.
Form 10-K for fiscal year ended December 31, 2008
File No. 000-50269
Filed on March 31, 2009

Dear Ms. Garnett:

On behalf of Merrill Lynch Alternative Investments LLC (“MLAI”), the general partner of ML Select Futures I L.P. (the “Fund”), thank you for your letter of February 4, 2010, providing comments to the above-referenced filing.  MLAI has reviewed your comments and has provided responses below.  For your convenience, MLAI has included your comments below in bold with the Fund’s corresponding responses following each comment.

Item 1.  Business

1.
We note your response to prior comment 1.  Please tell us why you cannot also disclose the allocation by sector of total partnership assets, as previously requested, or explain why you believe that presentation would not be material to investors.  Alternatively, please confirm that you will provide this disclosure in your future filings and tell us how you plan to comply.

Like virtually all commodity pools, the Fund typically holds a substantial portion of its assets in cash.  Therefore, the Fund believes that presenting sector percentage allocations based on net unrealized profits and loses on open positions would be more meaningful and illustrative than based on the sector percentage of the Fund’s total assets.  The Fund believes that its approach is consistent with that of other public commodity pools.  Accordingly, the Fund intends to include allocations by sector as a percentage of net unrealized profits and losses on open positions in Item 1 (Business) in Form 10-K filings for 2009 and subsequent years.

Ms. Karen J. Garnett
March 2, 2010

Charges, page 5

2.
We note your response to previous comment 3.  In future filings, please revise the description of bid-ask spreads on page 6 to similarly explain that bid-ask spreads are an integral part of the price paid and are not separately described on the list of charges on page 5.

In Form 10-K filings for 2009 and subsequent years, the Fund will clarify that bid-ask spreads are an integral component of the purchase price, rather than being set forth as a separate expenses item in the list of charges.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

3.	We note your previous response to comment 6. Please tell us and include disclosure in your future filings to explain how you calculate net asset value.

In Form 10-K filings for 2009 and subsequent years the Fund will disclosure its net asset value at the beginning and end of each quarter.  The Fund calculates the net asset value per unit as of the close of business on the last business day of each calendar month and such other dates as MLAI may determine in its discretion.  The Fund’s net asset value will generally equal the value of the Fund’s account under the management of its trading advisor as of such date, plus any other assets held by the Fund, minus accrued brokerage commissions, administrative fees, profit shares, and other liabilities of the Fund.  MLAI is authorized to make all net asset value determinations.  A similar description of the method by which the Fund’s net asset value is calculated will be included in Form 10-K filings for 2009 and subsequent years.  Please note that the Fund intends to include such disclosure in the Form 10-K under Item 1 (Business), rather than under Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations, because the description is relevant to the Form 10-K as a whole).

*              *             *

If you have any questions, or require additional information in respect of any of the foregoing responses, please do not hesitate to contact the undersigned at (312) 853-7531.

Sincerely yours,

/s/ Mark Borrelli
Mark Borrelli

cc:           Justin Ferri/MLAI